Exhibit 99.3

Notice of Change in Corporate Structure

(In accordance with section 4.9 of National Instrument 51-102)

Item 1.	Names of the parties to the transaction

Brookfield Corporation (formerly known as Brookfield Asset Management Inc.)

Brookfield Asset Management Ltd.

Brookfield Asset Management ULC

2451634 Alberta Inc.

Item 2.	Description of the transaction

On December 9, 2022, Brookfield Corporation (formerly known as Brookfield Asset Management Inc., the “Corporation”), Brookfield Asset Management Ltd. (the “Manager”), Brookfield Asset Management ULC and 2451634 Alberta Inc. completed a court-approved statutory plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (the “Arrangement”), pursuant to which (i) the shareholders of the Corporation became shareholders of the Manager, which acquired a 25% interest in the Corporation’s asset management business, and (ii) the Corporation changed its name to “Brookfield Corporation”.

On completion of the Arrangement in addition to keeping the shares of the Corporation already held, (i) holders of class A limited voting shares of the Corporation (“Corporation Class A Shares”) received one class A limited voting share of the Manager (“Manager Class A Share”) for every four Corporation Class A Shares, and (ii) the holder of class B limited voting shares of the Corporation (“Corporation Class B Shares”) received one class B limited voting share of the Manager for every four Corporation Class B Shares held. In addition pursuant to the Arrangement, (i) holders of class A preference shares, series 8 of the Corporation received 0.1030 of a Manager Class A Share and one class A preference share, series 51 of the Corporation, and (ii) holders of class A preference shares, series 9 of the Corporation received 0.1010 of a Manager Class A Share and one class A preference share, series 52 of the Corporation.

Further information regarding the Arrangement is available in the Corporation’s management information circular dated September 30, 2022, which is available under the Corporation’s issuer profile on SEDAR and on the Corporation’s website.

Item 3.	Effective date of the transaction

December 9, 2022

Item 4.	Names of each party that ceased to be a reporting issuer subsequent to the transaction and of each continuing entity

Not applicable.

Item 5.	Date of the reporting issuer’s first financial year-end subsequent to the transaction (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

Not applicable.

Item 6.

The periods, including the comparative periods, if any, of the interim financial reports and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

Not applicable.

Item 7.	The filed documents that described the transaction and where those documents may be found in electronic format (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

Not applicable.

Dated:	December 12, 2022.